SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: May 8, 2026

List of Materials

Documents attached hereto:

Sony Semiconductor Solutions Announces Preliminary Agreement with TSMC for Strategic Partnership for Next-Generation Image Sensors

May 8, 2026

Sony Group Corporation

Sony Semiconductor Solutions Announces Preliminary Agreement with TSMC for Strategic Partnership for Next-Generation Image Sensors

Sony Semiconductor Solutions Corporation, a wholly-owned subsidiary of Sony Group Corporation, today announced that it has signed a non-binding memorandum of understanding with Taiwan Semiconductor Manufacturing Company Limited to form a strategic partnership (the “Partnership”) for the development and manufacturing of next-generation image sensors. For further details, please refer to the attached press release.

The impact of the Partnership on Sony Group Corporation’s consolidated financial results will depend on the terms of the definitive agreements expected to be executed following discussions between both parties, and is currently being evaluated. Sony Group Corporation will disclose any additional material developments in a timely manner.

End of document

Sony Semiconductor Solutions and TSMC

Enter Preliminary Agreement for

Next-Generation Image Sensor Strategic Partnership

Atsugi, Japan, May 8, 2026 - Sony Semiconductor Solutions Corporation (“Sony”) and Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) (TWSE: 2330, NYSE: TSM) today announced the signing of a non-binding memorandum of understanding (“MOU”) to form a strategic partnership for the development and manufacturing of next-generation image sensors.

Under the proposed partnership, Sony and TSMC intend to establish a joint venture (“JV”), with Sony being the majority and controlling shareholder, to set up development and production lines in Sony’s newly constructed fab in Koshi City, Kumamoto Prefecture. Through the JV, both companies expect to leverage Sony's expertise in sensor design alongside TSMC’s strengths in process technology and manufacturing excellence as part of a broader collaboration aimed at enhancing image sensor performance.

With the MOU signed, Sony and TSMC are discussing potential investments by the JV. These investments, along with new capital investment by Sony in its existing plant in Nagasaki, are being considered on the premise that they would be implemented in phases based on market demand, and that they would receive support from the Japanese government.

This partnership also seeks to explore and address emerging opportunities in physical AI applications, such as automotive and robotics, paving the way for future innovations and expanded technological advancements. The establishment of the JV remains subject to the execution of a definitive legally binding agreement regarding the partnership and the satisfaction of customary closing conditions.

“Building on the trust cultivated through our long-standing collaboration with TSMC, I am delighted that we have reached an agreement to advance our partnership to a new stage,” said Shinji Sashida, President and CEO of Sony Semiconductor Solutions Corporation. “This JV is a significant initiative that brings together the strengths of both companies and aims to drive further advancement in technology and business within the next-generation image sensor field. Building on this JV, Sony intends to further strengthen its business operations with a focus on creating high added value. Rooted in the Sony Spirit that has guided us since our founding, we intend to continue to take on the challenge of creating new markets through unprecedented ideas and distinctive technologies.”

“Sony has been our long-time partner in the CMOS image sensor business. We are excited to elevate our collaboration to the next level, which represents a key step forward in driving future sensing technology in the AI era,” said TSMC Senior Vice President and Deputy Co-COO, Dr. Kevin Zhang. “This partnership underscores our shared commitment and mutual vision of leveraging cutting-edge technologies and innovative solutions to deliver leading sensing technology and products. We look forward to working closely together to achieve impactful results and create lasting value for all stakeholders.”

About Sony Semiconductor Solutions

Sony Semiconductor Solutions Corporation is a wholly owned subsidiary of Sony Group Corporation and operates a semiconductor device business centered on image sensors. As a leading company in image sensors, it develops imaging technologies that provide convenience and enjoyment to individuals, and through advances in sensing technologies, expands the visual and recognition capabilities of people and machines, contributing to the creation of new value in society and industry. For more information, please visit: https://www.sony-semicon.com/en/.

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 305 distinct process technologies, and manufactured 12,682 products for 534 customers in 2025 by providing the broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.